Law Office of BRIAN P. SIMON

Attorneys at Law

RECEIVED SEC
JUN 11 2012
Washington, DC 20549

June 9, 2012

Mr. David Lisk
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

RE: Amendment No. 2 to ABCO Energy, Inc. Offering Statement on Form 1-A Amendment No. 2") File No. 024-10226

Gentlemen:

Pursuant to Rule 252(h) under the Securities Act of 1933, as amended ("Act") enclosed please find the following:

1. Seven (7) copies of the Amendment No. 2, including all exhibits, one (1) copy of which is manually signed;

2. One (1) copy of the Amendment No. 2, which has been sequentially numbered as required under Rule 403(d) under the Act.

3. Four (4) copies of the Amendment No. 2, which we marked to show all changes made to the Reg A filed with the Commission on April 30, 2012.

4. Four (4) additional copies of this transmittal letter with the May 25, 2012, transmittal letter re Amendment No. 1 attached ("May 25 Letter").

Our responses to your Comment Letter dated June 7, 2012, regarding an explanation ("Explanation") of how we revised the December 31, 2011, and 2010 financials to comply with your prior comments. The page references in the May 25th Letter have been changed where appropriate (Comments 80, 81 and 84") to reflect the new pagination.

Mr. John Reynolds comment in the SEC letter dated June 7, 2012addresses two issues that we will answer as follows:

1. Please revise the offering statements to include the financial statements for the years ended December 31, 2011 and 2010 as required by Form 1-A, part F/S in addition to the interim financial statements for the three month period ended March 31, 2012.

ANS: We have revised our financial statement presentation to include consolidated financial statements for the three months ended March 31, 2012 and the years ended December 31, 2011 and December 31, 2010. These statements appear on the Form 1-A filed June 11, 2012 starting on page 35. We have also amended the footnote to those financial statements and the Management discussion and analysis of financial condition and results of operations on pages 22 through 26 of the Form 1-A. These statements are prepared in conformity with Regulation SX Part F/S page 30, however they are not audited.

2. Please provide a detailed explanation of how you have revised your financial statements in response to our previous comments.

ANS: The revisions made to the financial statements include all of the statements made n the ANS to 1 above. In addition, we made numerous revisions to the financial statements for December 31, 2011 and December 31, 2010 to remove objections that may have been apparent from those statements. These adjustments include the responses to items from the comment letter:

65. Response: We have revised the financial statements to Comply with Form 1-A, Part F/S.

66. Response: The proforma financial statements for the acquisition of assets have been included in the Form1-A presentation on page 43 in Footnote 3. The explanation that the acquired entity had no sales to include in a proforma is provided therein.

67. Response: We have revised all statements and errors in math no longer appear to be a problem.

68. Response: We have presented dividends as interest expense on the face of the income statement in all four Statements of Operations - see page 37.

69. Response: The subtotal in the Statement of Cash Flows has been removed.

70. Response: The item included as investment in subsidiaries has been revised. This was not an intercompany transaction. This investment was in an entity made one year and written off the next year, The revision to the statements included the write off in the same year as the investment and the expense is now classified as professional fees.

71. Response: The entry for non-cash investing and financing activities no longer includes the non-cash transaction for acquisition of inventory. This item has been revised. The revised dollar amount has been allocated to the acquisition of inventory and there is no good will recorded.

72. Response: We do generate revenue for sales, installation and leasing fees. We have revised our description of revenue recognition in the footnotes on page 44, footnote 5. We have also expanded the revenue presentation in the MD & A section on page 23. These items are not material at this time, but bear a mention because they are important to our future and the understanding of our business.

73. Response: We have revised the description of our business on pages 7 and the footnotes on page 40. We feel we have revised our statements according to your comments to eliminate any confusion.

74. Response: We have added a Footnote 10 on page 45 to our financial statements to address the issue of warranties and have eliminated this section in the Form 1-A. As explained in Note 10, warranties are not a problem for our company.

75. Response: Our Company does not have a concentration of accounts receivable from government agencies and we have revised the Form 1-A to eliminate this comment and therefore do not need a disclosure in the financial statements.

This concludes the responses to your comments concerning the financial statements.

We trust that the foregoing completely responds to the Explanation request.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

Brian P. Simon
By Brian P. Simon

cc:
BPS:dm